February 4, 2010

VIA EMAIL AND US MAIL

Mellissa Campbell Duru, Esq.
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
101 F St., N.E.
Washington, DC 20549

Re:	Pamrapo Bancorp, Inc.
Amendment No. 1 to Proxy Statement on Schedule 14A
Filed January 27, 2010 by William J. Campbell and James P. Dugan
File No. 1-18014

Schedule 13D filed by William J. Campbell
Filed January 20, 2010
File No. 5-40552

Dear Ms. Duru:

Set forth below are the responses of William J. Campbell and James P. Dugan to the additional comments raised by you in your letter dated February 2, 2010 (the “Comment Letter”) regarding the preliminary proxy statement on Schedule 14A filed January 27, 2010 by William J. Campbell and James P. Dugan (the “Preliminary Proxy Statement”) and the Schedule 13D filed by William J. Campbell on January 20, 2010 (the “Schedule 13D”).  The responses below are in the same order in which the Comment Letter was written with each response immediately following the corresponding comment, each of which is re-typed below.

PRRN 14A FILED JANUARY 27, 2010

General

1.    We note your response to prior comment 3.  We do not agree with the analysis and conclusion set forth in your response letter.  Given that the content of the materials published and distributed encouraged shareholders to vote against the merger and contact the Altman group in order to obtain a proxy card to change their vote, we do not agree that such soliciting activities fit within the exemption specified in Exchange Act Rule 14a-2(b)(1).  Accordingly, the proxy soliciting materials should have been filed on the date of first use as required by Rule 14a-12.

Response:  We note the Staff’s comment above and acknowledge the Staff’s view in this regard.  We would like to address a factual contention contained therein.  William J. Campbell’s letters dated November 24, 2009 and December 9, 2009, which were disseminated by him to the Pamrapo shareholders, did not indicate that the Pamrapo shareholders should contact The Altman Group “to obtain a proxy card.”   Rather, the letters advised the Pamrapo shareholders that they could contact The Altman Group with their questions and to obtain assistance in regard to the voting of their shares.

Mellissa Campbell Duru, Esq.
February 4, 2010

In addition, we refer the Staff to Mony Group, Inc. v. Highfields Capital Mgmt, L.P., 368 F.3d 138 (May 13, 2004), which concerned a proxy contest waged by Highlands Capital Management, a significant shareholder of The Money Group, Inc., in opposition to a proposed merger of Mony into AXA Financial, Inc.  Highfields sent letters to Mony shareholders urging them to vote against the merger and suggesting the shareholders contact Highfields’ proxy solicitation firm to obtain further information.  Highfields enclosed with its letter an unmarked copy of Mony management’s proxy card.  The Commission’s Staff took the position (and the district court agreed) that providing shareholders with an unmarked copy of management’s proxy card with a request to return the card to company management would not be deemed to be a request for a “form of revocation” and, therefore, did not cause Highfields’ soliciting campaign to fall outside the exemption available under Exchange Act Rule 14a-2(b)(1). However, on appeal, the Court of Appeals for the Second Circuit took a contrary position, holding that dissident shareholders soliciting against approval of a merger are prohibited under the federal proxy rules from sending shareholders a duplicate copy of management’s proxy card during a purportedly exempt solicitation.  In its July 10, 2009 release, captioned “Proxy Disclosure and Solicitation Enhancements,” the Commission proposed to amend Exchange Act Rule 14a-2(b)(1) to expressly provide that an unmarked copy of management’s proxy card would not constitute a “form of revocation” if the person providing the card requests that it be returned to management.  To date, the Commission has not acted on the proposed rule amendment.

In our view, the facts in Mony are essentially identical to those presented by Mr. Campbell’s soliciting activities.  In his letters, Mr. Campbell, like Highfields, urged the shareholders to vote against the proposed merger and suggested the shareholders contact his proxy solicitation firm for assistance. The difference is that Highfields went further than Mr. Campbell and enclosed an unmarked copy of management’s proxy card.  As Mony demonstrates, the scope of the exemption afforded by Exchange Act Rule 14a-2(b)(1) remains an unsettled area of the federal proxy solicitation rules.

2.           The non-exempt solicitation to which we reference in the comment above resulted in part from the activities of Mr. Robert Campbell.  It would appear that Mr. Robert Campbell, as the originator of the blog postings which continued at least through January 22, 2010, should be named as a participant in the current solicitation.  Please revise to identify Mr. Robert Campbell as a participant and include all the requisite information called for by Item 5(a) of Schedule 14A.

Response:  We respectfully disagree with the Staff’s conclusion that the act of Robert Campbell of posting the letters that his father, William J. Campbell, sent to the Pamrapo shareholders on an internet blog requires that Robert Campbell be named as a participant in the proxy solicitation of William J. Campbell and James P. Dugan.  We acknowledge that Instruction 3(a)(vi) of Item 4 of Schedule 14A, instructs that, for purposes of determining the “participants” in a proxy solicitation, “any person who solicits proxies” is deemed to be a participant.  We also acknowledge that the Staff’s position, as set forth in Comment 1, is that Mr. Campbell’s letters did not qualify as an exempt solicitation under Exchange Act Rule 14a-2(b)(1). However, William J. Campbell never requested that Robert Campbell create a blog nor did he have any knowledge of the blog’s existence until he received the Staff’s initial comment letter dated January 22, 2010 referring to the blog.  As soon as Mr. Campbell learned of the blog’s existence, attorneys of this firm made inquiries to members of the Campbell family and other persons.  When contacted by us, Robert Campbell indicated that the Internet blog was his.  He was asked to discontinue the blog and he complied.

Mellissa Campbell Duru, Esq.
February 4, 2010

Mr. Campbell never discussed the blog with Robert Campbell prior to receiving the Staff’s initial comment letter.  Robert Campbell never asked Mr. Campbell for copies of the November 24, 2009 and December 9, 2009 letters so that he could post them to a blog or for any other purpose.  Robert Campbell is a shareholder of Pamrapo and received the letters as a recipient of Mr. Campbell’s mailings to the Pamrapo shareholders.

William J. Campbell is 71 years old and, like a great many people of his generation, still reads newspapers to stay abreast of business and world events and writes letters to communicate with others, whether the intended recipient is a business associate, family member, friend or shareholder.  Mr. Campbell is admittedly behind the times with respect to the use of email and Internet blogs as tools for communicating his views.  In fact, now that he is retired, Mr. Campbell does not maintain a personal email address but requests that emails intended for him be directed to his wife’s email address.  We recognize that due to the identity of the blogger in this instance, it would be reasonable for the Staff to assume that William Campbell had created the blog himself, authorized someone else to create the blog or, at a minimum, knew of the blog’s existence.  However, none of those assumptions are true. Robert Campbell’s blog postings were the result of a son’s attempts to support his father while unaware of the intricacies of the federal proxy rules.  Robert Campbell’s blog was no more tied to William Campbell’s proxy solicitation efforts  than a blogger who was a complete stranger to William J. Campbell.

SCHEDULE 13D FILED JANUARY 20, 2010

3.           We note your response to prior comment 19 and the acknowledgement that the Schedule 13D “should have been filed earlier.”  As the filing persons are aware, Rule 13d-1(e) requires that persons reporting on Schedule 13G pursuant to Rule 13d-1(c) file an amendment on Schedule 13D whenever such persons hold the securities with a disqualifying purpose or effect.  Based on the timing of Mr. Campbell’s solicitation in opposition to the merger transaction, the filing of the Schedule 13D amendment in January, 2010 was inconsistent with the filing requirements set forth in Rule 13d-1(e).  While the staff of the Division of Corporation Finance will not undertake any further review of the Schedule 13D at this time, the staff comment remains outstanding.

Mellissa Campbell Duru, Esq.
February 4, 2010

Response:  We note the Staff’s comment above and confirm that we understand and acknowledge that it is the Staff’s view that the timing of the filing of William J. Campbell’s Schedule 13D amendment on January 20, 2010 was inconsistent with the requirements set forth in Rule 13d-1(e).

In connection with this response to the Commission’s comments, enclosed is a copy of the written statement of William J. Campbell and James P. Dugan, dated January 26, 2010, which was submitted to the Commission as an attachment to our letter dated January 26, 2010 responding to the Staff’s comment letter dated January 22, 2010.  William J. Campbell and James P. Dugan reaffirm the statements made therein.

We appreciate your prompt response to this letter and the revised Preliminary Proxy Statement filed today.  In the event that you have any questions regarding our responses or require additional information, please contact me at 973-639-2029.

Very truly yours,

Michael M. Horn

Enc.

Schedule 3

Statement of William J. Campbell and James P. Dugan

The undersigned acknowledge the following:

- Mr. Campbell and Mr. Dugan are responsible for the adequacy and accuracy of the disclosure in the Preliminary Proxy Statement, any amendment thereto, and any additional proxy solicitation materials related thereto to the extent of their knowledge information and belief as set forth therein;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to these filings; and
- Mr. Campbell and Mr. Dugan may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Dated: January 26, 2010

William J. Campbell

James P. Dugan

ME1 9528275v.1

JAN. 26. 2010 2:10PM MCCARTER&ENGLISH NO. 6683 P. 2

Schedule 3

Statement of William J. Campbell and James P. Dugan

The undersigned acknowledge the following:

- Mr. Campbell and Mr. Dugan are responsible for the adequacy and accuracy of the disclosure in the Preliminary Proxy Statement, any amendment thereto, and any additional proxy solicitation materials related thereto to the extent of their knowledge, information and belief as set forth therein;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to these filings; and

- Mr. Campbell and Mr. Dugan may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Dated: January 26, 2010

William J. Campbell

James P. Dugan

ME1 9528275v.1

JUL-27-2008 18:44 FROM: TO:197332973704 P.1/2